Lavoro Limited
(the “Company”)
NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held virtually and at the offices of the Company located at Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, 04548-005, Brazil on June 27, 2024 at 3:00 pm (Brazil time).
The AGM will be held at in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and in a virtual form. You will be able to attend the AGM online by visiting https://www.virtualshareholdermeeting.com/LVRO2024. You also will be able to vote your shares online by attending the AGM by webcast. To participate in the AGM, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The details of how to participate virtually at the AGM are also set out in the accompanying proxy card.
The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:
1.RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor's report for the fiscal year ended June 30, 2023, accessible on the Company's website, be approved and ratified;
2.RESOLVED, as an ordinary resolution, that Eduardo Daher be re-appointed as a member of the Board of Directors of the Company, to serve as a Class 1 Director of the Company until the 2027 Annual General Meeting of the Company or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company; and
3.RESOLVED, as an ordinary resolution, that Michael Stern be re-appointed as a member of the Board of Directors of the Company, to serve as a Class 1 Director of the Company until the 2027 Annual General Meeting of the Company or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.
The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.
Copies of the Company's financial statements and the auditor's report are available on the Company’s website at https://ir.lavoroagro.com/.
The Board of Directors of the Company (the “Board”) has fixed the close of business (Brazil time) on May 24, 2024 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A ordinary shares of the Company as of the close of business (Brazil time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.
The Company’s 2023 Financial Statements for the fiscal year ended June 30, 2023 was filed with the U.S. Securities and Exchange Commission on November 1, 2023 (the “Financial Statements”).

Shareholders may obtain a copy of the Financial Statements, free of charge, from the Company’s website at https://ir.lavoroagro.com/ or by contacting the Company’s Investor Relations Department by email at tigran.karapetian@lavoroagro.com and fernanda.rosa@lavoroagro.com.
Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.
By Order of the Board of Directors

/s/ Marcos de Mello Mattos Haaland
Name: Marcos de Mello Mattos Haaland
Title: Director
Dated: June 6, 2024

Registered Office:
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

- NOTES
IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.
1A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
1Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.
2If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.
3Each Class A ordinary share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company.
4A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
5No business shall be transacted at the AGM unless a quorum is present. As set out in the Amended and Restated Memorandum and Articles of Association of the Company, presence, in person or by proxy, of one or more persons holding at least twenty (20) per cent in par value of the issued shares in the capital of the Company which confer the right to attend and vote thereat, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.